EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

The following is a list of all subsidiary corporations of the registrant.  All subsidiaries are wholly-owned by the Company.  The Company’s consolidated financial statements include the accounts of all subsidiaries.

Subsidiary	Place of Incorporation

Adams Resources Exploration Corporation	Delaware
Service Transport Company	Texas
Bayou City Pipelines, Inc.	Texas
Ada Crude Oil Company	Texas
Ada Mining Corporation	Texas
Classic Coal Corporation	Delaware
Gulfmark Energy, Inc.	Texas
Adams Resources Medical Management, Inc.	Texas
Ada Resources, Inc.	Texas
Gulfmark Energy Marketing, Inc.	Nevada